HIVE BLOCKCHAIN TECHNOLOGIES LTD.

October 15, 2020

HIVE Blockchain Reports First Quarter F2021 Financial Results

Vancouver, Canada – HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (OTCQX:HVBTF) (FSE: HBF) (the “Company” or “HIVE”) announces its results for the first quarter ended June 30, 2020 (all amounts in US dollars, unless otherwise indicated). The Company’s Management will host a webcast on Friday, October 16, 2020 at 10:00 am Eastern Time to discuss the Company’s financial results. Click here to register for the webcast.

“The first quarter marked an important period of transition for HIVE as we completed the assumption of direct control of our data centre operations from our former strategic partner and diversified our operations through the acquisition of our data centre facility in Canada to complement our Ethereum mining data centres in Europe, all of which are powered by green energy, which produce coins such as Ethereum and Bitcoin continuously in the cloud” said Frank Holmes, Interim Executive Chairman of HIVE.

“Our gross mining margins from Ethereum mining increased during the quarter due to the combination of an increase in our mining output of Ethereum and our lower cost to mine Ethereum, which has been driven by a significant reduction in energy costs in Sweden and lower operating cost structure in Iceland achieved through our assumption of direct control of these operations.

“As the largest public miner of Ethereum, this improvement in operational efficiency proved beneficial as Ethereum prices have risen through the year, and the explosion of DeFi applications usage on the Ethereum network drove a significant increase in the fees paid to miners over the summer and resulted in a record amount of Ethereum mined for HIVE during the most recent quarter ending September 30.

“We have been utilizing the resulting positive cash flows from our Ethereum mining to support our Bitcoin mining operations as it continues to scale up with next generation mining equipment post the halving of Bitcoin rewards in May.

“We have also undertaken a program to upgrade and expand our GPU equipment to maintain our Ethereum mining industry footprint. We are hopeful to complete this project by the end of 2020 though the negative impact on the global supply chain related to the COVID-19 pandemic does present challenges including increased shipping costs, obtaining equipment from China on a timely basis, and preventing the movement of technical teams across our locations in Europe. We will keep shareholders updated on our progress in our next quarterly update, anticipated near the end of November.”

Q1 F2021 Highlights

  Generated income from digital currency mining of $6.6 million
  Generated gross mining margin1 of $2.6 million, or 39% of income from digital currencies
  Mining output of newly minted digital currencies:
    25,572 Ethereum
    154 Bitcoin
  Generated Adjusted EBITDA1 of $2.6 million
  Generated net income of $1.8 million for the period
  Net cash less loans payables of $(1.4) million plus digital currencies assets of $6.5 million, as at June 30, 2020
  Working capital was $10.7 million as at June 30, 2020, with a $1.0 million sequential decrease due to cash used for the acquisition of the Bitcoin mining operation in Quebec and data centre equipment

Q1 F2021 Financial Review

For the three months ended June 30, 2020, income from digital currency mining was $6.6 million, a decrease of approximately 28% from the prior year. The decrease was primarily due to a decline in the production of Bitcoin due to the suspension of the Company’s cloud mining agreements with its former strategic partner after they became unprofitable in the third quarter of fiscal 2020, partially offset by an increase in the production of Ethereum.

Gross mining margin1 during the quarter was $2.6 million, or 39% of income from digital currency mining, compared to $3.6 million, or 39% of income from digital currency mining, in the same period in the prior year. The decrease in gross mining margin of $1.0 million was primarily due to a decline in gross mining margin from the production of Bitcoin partially offset by an increase in gross mining margin from the production of Ethereum. The Company’s gross mining margin from digital currency mining is also partially dependent on various external network factors including mining difficulty, the amount of digital currency rewards and fees it receives for mining, and the market price of the digital currencies at the time of mining.

Net income during the quarter was $1.8 million, or $0.00 per share, compared to $5.6 million, or $0.02 per share, in the prior year period. The decrease was primarily due to gains recorded on investments and digital currencies in the prior year period.

US$ except where noted	Three months ended June 30,
	2020	2019
Income from digital currency mining	$6,580,282	$9,123,630
Operating and maintenance costs of digital currency mining	(3,987,271)	(5,554,975)
Gross Mining Margin >1	2,593,011	3,568,655
Gross Mining Margin %[1]	39%	39%

Depreciation	(1,629,869)	(1,252,957)
Gross gain (loss)	963,142	2,315,698

Revaluation of digital currencies[2]	1,325,864	2,893,831
Gain on sale of digital currencies	747,466	743,125

General and administrative expenses	(944,560)	(1,299,115)
Foreign Exchange	217,525	(1,110,419)
Share-based compensation	(395,989)	(293,880)

Unrealized gain on investments	-	2,359,508
Finance expense	(114,754)	(53,965)
Net income (loss) from continuing operations	$1,798,694	$5,554,783

EBITDA[1]	$3,543,317	$6,861,705
Adjusted EBITDA[1]	$2,613,442	$4,261,754

Diluted income (loss) per share	$-	$0.02

Net cash inflows (outflows) from operating activities	$516,202	$893,124
Net cash inflows (outflows) from investing activities	$(3,682,952)	$-
Net cash inflows (outflows) from financing activities	$(17,755)	$223,544

As at	June 30, 2020	March 31, 2020
Total assets	$37,826,018	$29,104,363
Total non-current liabilities	$2,552,654	$775,480

(1) Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Reconciliations of Non-IFRS Financial Performance Measures" in the Company’s MD&A.

(2) Revaluation is calculated as the change in value (gain or loss) on the coin inventory. When coins are sold, the net difference between the proceeds and the carrying value of the digital currency (including the revaluation), is recorded as a gain (loss) on the sale of digital currencies

Financial Statements and MD&A

The Company’s Condensed Interim Consolidated Financial Statements and Management’s Discussion and Analysis (MD&A) thereon for the three months ended June 30, 2020 will be accessible on SEDAR at www.sedar.com under HIVE’s profile and on the Company’s website at www.HIVEblockchain.com.

Webcast Details

Management will host a webcast on Friday, October 16, 2020 at 10:00 am Eastern Time to discuss the Company’s financial results. Presenting on the webcast will be Frank Holmes, Interim Executive Chairman and Darcy Daubaras, Chief Financial Officer. IMPORTANT - Click here to register for the webcast. The direct link is https://register.gotowebinar.com/register/5243002915594122766.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. is a growth oriented, TSX.V-listed company building a bridge from the blockchain sector to traditional capital markets. HIVE owns state-of-the-art green energy-powered data centre facilities in Canada, Sweden, and Iceland which produce newly minted digital currencies like Bitcoin and Ethereum continuously on the cloud. Our deployments provide shareholders with exposure to the operating margins of digital currency mining as well as a portfolio of crypto-coins.

For more information and to register to HIVE’s mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE’s YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

“Frank Holmes”

Interim Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. “Forward-looking information” in this news release includes information about the upgrade and expansion of the Company’s Ethereum mining equipment and support of Bitcoin mining operations as it continues to scale up with next generation mining equipment; the Company’s program to updrade and expand GPU equipment, including the timing of completion of such program; the potential for the Company’s long term growth; the business goals and objectives of the Company, and other forward-looking information includes but is not limited to information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information, and potentially lead to material adverse effects on the Company’s operations and results include, but are not limited to, further improvements to the Company’s profitability and efficiency may not be realized as currently anticipated, or at all; favourable factors (such as reduction in energy costs and increasing Ethereum prices and DeFi applications) may not continue; the Company may not complete its upgrade and expansion of GPU equipment in the timeframe or as currently anticipated; the effects of COVID-19 on global supply chains, including increased shipping costs and delays in obtaining equipment from China; the digital currency market; the Company’s ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Filing Statement of the Company dated and other documents disclosed under the Company’s filings at www.sedar.com.

This news release also contains “financial outlook” in the form of gross mining margins, which is intended to provide additional information only and may not be an appropriate or accurate prediction of future performance, and should not be used as such. The gross mining margins disclosed in this news release are based on the assumptions disclosed in this news release and the Company’s Management Discussion and Analysis for the quarter ended June 30, 2020, which assumptions are based upon management’s best estimates but are inherently speculative and there is no guarantee that such assumptions and estimates will prove to be correct.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company’s ability to realize operational efficiencies going forward into profitability; profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

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1 Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Reconciliations of Non-IFRS Financial Performance Measures" in the Company’s MD&A.